

December 19, 2013

Via E-mail
Kathryn K. McCarthy
Chief Executive Officer
Geeknet, Inc.
11216 Waples Mill Rd., Suite 100
Fairfax, VA 22030

> **Re:** **Geeknet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2013**
> **File No. 000-28369**

Dear Ms. McCarthy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed March 27, 2013

Executive Compensation, page 17

Variable Incentive Awards, page 20

1. Please tell us what consideration you have given to filing your Profit Sharing Plan as an exhibit to your annual report on Form 10-K. Please see Item 601(b)(10)(iii)(A) of Regulation S-K.

2. With a view towards clarifying future disclosure, please explain to us how you determined the specific dollar amounts for the fiscal year ended December 31, 2012 that you paid to your named executive officers pursuant to the profit sharing plan. In doing

so, please include the actual operating plan net income achieved, and explain the way in which you calculate such measure. Please refer to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Mark F. Veblen